FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2013 (No. 3)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

The Registrant announces that its Annual General Meeting of the Shareholders convened on May 23, 2013 at 10:00 a.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel. A quorum for the meeting was present.  All the proposals included in the Notice of Meeting (filed on April 16, 2013) were approved with the requisite majority except proposal no. 4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 23, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary